SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, 08 October 2008

                   re: Lloyds TSB welcomes the Government's proposals

83
/08
    8 October
 2008

LLOYDS TSB
WELCOMES THE GOVERNMENT
'
S PROPOSALS

Lloyds TSB welcomes today's announcement by the Government to bring stability and certainty to the
UK
 banking industry. A further announcement will be made in due course once Lloyds TSB has fully assessed the implications of the Government's announcement.

Lloyds TSB continues to progress the proposed acquisition of HBOS and is working with HBOS management on all aspects of the transaction.

For further information:-

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:
michael.oliver@ltsb-finance.co.uk

Media Relations
Amy Mankelow
    +44 (0) 20 7356 149
7
Senior Manager, Media Relations
E-mail:
leigh.calder@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance.

 By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

                                                                                                                               Date:       08 October 2008